Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: March 9, 2006

MITTAL

Mittal Steel Europe
"Capturing growth with added value"

9 March 2006

Investor Day, Rotterdam

Disclaimer

MITTAL

No Offer

No offer to exchange or purchase any Arcelor shares will be made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Agenda

MITTAL

- History and overview
- Leveraging market growth by de-bottlenecking with strategic investments
- Mittal Steel Kryviy Rih, Ukraine - Case study
- Potential synergies between Arcelor and Mittal Steel
- Conclusion

Highlights - Mittal Steel Europe

MITTAL

- The second largest steel producer in Europe with a clear leading position in Central Europe
- A very diversified product mix with leading position in high added value long products, plates, tubes and pipes
- A low cost position supported by dynamic market growth, low personnel cost, mining integration and sustained investment for improvement and performance
- Excellent, innovative record of community service and corporate responsibility
- Outstanding economic performance

Part I

History and overview

Mittal Steel in Europe

- A European company with headquarter in Rotterdam
- The second largest steel producer in Europe
- More than half the workforce

Crude steel production ranking in 2004*



41.3
24.7
19
17.9
17.6
Arcelor
Mittal Steel*
Corus
ThyssenKrupp
Riva

* Based IISI number for 2004 pro-forma Kryviy Rih

Employee breakdown



Americas
13%
Asia & Africa
31%
Europe
56%

Production Facilities - Europe

MITTAL


Integrated steel making facilities
DRI or Mini-mill steel making facilities
Downstream finishing facilities
Kent Wire
Hamburg
Hochfeld & Ruhrort
Gandrange
Poland
Ostrava
Kryviy Rih
Iasi & Roman
Hunedoara
Galati
Zenica
Skopje

An exceptional integration ability and a strong business model

MITTAL

Ingoing situation	*MS Europe approach*	*MS Europe results*
▪ Acquisitions of mostly state owned companies in Eastern Europe, close to bankruptcy ▪ High complex business with 200 legal entities ▪ No leveraging in procurement and asset base ▪ Sales through traders, often on barter base ▪ Mostly spot sales ▪ 125,000 employees ▪ High % of low added value products	▪ Strong commitment to turnaround ▪ Entrepreneurial culture ▪ Modern management skills ▪ Financial discipline ▪ Purchasing skills ▪ Focused Capex program aimed at shifting the product portfolio ▪ Build up professional sales office network ▪ Productivity improvement ▪ Ongoing development and implementation of common systems ▪ SAP ▪ Planning and scheduling	▪ Improving product portfolio with shift towards flat and value-added products ▪ One sales and marketing organization across Europe ▪ Additional opportunities being identified; will be captured via continuous improvement ▪ Identified synergies of $200 million, to be captured at Ukraine within first year ▪ $125 million of price improvement captured at the end of 2005 ▪ $47 million of purchasing synergies captured at the end of 2005

MITTAL

Leveraging market growth by de-bottlenecking with strategic investments

High productivity, low cost and strong growth prospect

- Very high productivity in France and Germany
- Low cost and strong growth in Poland, Czech Republic, Romania, Ukraine, Bosnia and Macedonia

Productivity in tonnes/employee*



1200
1000
800
600
400
200
0
Mittal Steel USA
Mittal Steel - West Europe
ThyssenKrupp
Arcelor - West Europe*
Corus

*Calculation for EU15 based on annual reports

Steel consumption per capita (kg/capita/year)



600
400
200
0
Strong growth for Mittal Steel over the next 5 years
Macedonia
Bosnia
Ukraine
Romania
Poland
Czech Republic
EU-15

CEE: An exciting growth market

MITTAL

- New EU economies growing at 4-6% - faster than Western Europe
- CEE economies undergoing "sensible modernization" to catch up with Western Europe
- Private investment flowing into the region
- EU enlargements brings trading advantages and policy discipline



Central and Eastern Europe has an important role to play in the future of European steel production

Leading supplier of a wide range markets in Central and East Europe…

MITTAL

Mittal Steel Europe shipment by country in 2005


Germany and France
Other CEE
Poland
Czech Republic
Ukraine
Romania

Sales distribution by major market segment in 2005


Energy, Mining, Chemicals & Water 4%
Pipes & Tubes 6%
Distribution 13%
Machinery & Equipment 3%
Other 24%
Construction 45%
Auto 5%

Other includes transportation (non auto), furniture & appliance, packaging and converters & re-rollers

…Mittal Steel offer a diverse mix for flat products and long products…

MITTAL

Flat product distribution 2005


Colour Coated
1%
Slabs
8%
Galvanized
10%
Cold Rolled
13%
Hot Rolled
48%
Plates
20%

Long product (incl pipes & tubes) distribution in 2005


Pipes & Tubes
5%
Semis
19%
Wire Rod
Others
27%
Forged
products
4%
Rails & Sections
16%
Wire Rod High
Quality
29%

…from a very competitive industrial base

MITTAL

Mittal Steel Europe – Flat Steel industrial network



Dabrova, PL
(3.5Mt slabs by 2007)
Krakov, PL
2Mt (slabs)
2Mt (HR/Plate)
Kriviy Rih, UA
Flat product capacity
by 2010
Ostrava, CZ
2Mt (slabs)
2Mt (HR/Plate)
Skopje, MK
0.8Mt (HRC)
0.75Mt (CRC)
Galati, RO
4.4Mt (slabs)
5.5Mt (HR/Plate)
Slab production
Finishing

All data in million tonnes (Mt)

Our distinctive partnership with employees reflects our core values

MITTAL

Principle	Practical execution (example)
• Partnership through social dialogue with Trade Unions to achieve active participation and transparency in our businesses	• Union/employee members on our Supervisory Boards, European Works Council for our BUs in EU (in process of including Poland and Czech Republic)
• Improved productivity through partnership approach	• Develop voluntary staff reduction at all levels to achieve EU productivity norms
• Alignment of interests through efficiency linked incentives	• Incentive plans developed and implemented with full Union involvement in Poland, Czech and Romania
• Improvement of Health and safety of all employees	• Joint Management and Trade Union committees to address reduction of accidents and enhance safety - ISG first initiative.

Health and Safety: A key to measure performance measure


Mittal Steel Europe* LTIFR
1.03
0.79
2004
2005


Gandrange
2.00
0.82
2004
2005

- Lost Time Injury Frequency Rate (LTIFR Per 200,000 man hours) : LTI * 200,000 / (Manpower nos*168 hours * 12 months)

CO_2 Status

MITTAL

Emission Trading Scheme

- Mittal Steel Units in EU zone are affected by EU ETS.
- All units (except for Poland which is waiting EU Commission approval) have been allocated emission allowance by their governments for the period 2005-2007.
- Germany & France and Czech Rep. have started trading CO2.
- We have registered ourselves where possible to be able to trade when necessary.
- Mittal Steel Europe's units are expected to have a CO2 surplus.

Mittal Steel Europe strategy

MITTAL

MISSION *Become the most admired steel institution in Europe*

VISION *Become a key supplier in the European steel market with high levels of customers- and employees satisfaction and achieving a sustainable high ROIC*

STRATEGY *Mittal Steel Europe will leverage its scale, its global scope, its distinctive people and its strong asset base to be highly cost competitive while differentiating itself through added value products and services, a high level of customer intimacy and attractiveness to work for.*

How and where

MITTAL

HOW	*Asset de-bottlenecking*	• Investments in value-added finished steel-making capacity and counterbalancing the primary to provide the feed stock
	Product quality/mix improvement	• Shift the balance from long to flat products and develop value added products for automotive and appliance manufacturing application • Continuous Improvement programs and knowledge sharing.
	More direct sales & enhanced service performance	• Cement the single European sales & marketing organization • Focus on natural markets and opportunistic export. • Build strong service teams, enhanced planning, build a service centre network
	Employee satisfaction and productivity supported communities	• Progressive HR policies and improve productivity at European norms • Corporate Social responsibilities
WHERE	*Investments*	• Investments will focus primarily on the CEE entities in Ukraine, Poland, Czech Republic, Romania and Bosnia
	Direct sales	• Sales offices have been established in almost all European countries; service centres will be developed in the main home markets
	HR Policies and CSR	• These are important area's for all countries we operate in.

Organic growth opportunities…

MITTAL



Natural markets in CEE
Migration of auto manufacturing facilities from WEU
Capture growth in CEE construction activity
High grade HR plates & coils and tubes, focus on energy sector
Growth in other sectors: shipbuilding, furniture & appliance and packaging
Build up a distribution network in CEE countries
Increase direct sales to machinery and equipment manufacturers
Auto
Construction
Energy & Mining
Pipe & Tube
Machinery & Equipment
Distribution
Other

Other includes transportation (non auto), furniture & appliance, packaging and converters & re-rollers

...to be captured by MS Europe

MITTAL

Opportunity	Logic	Key factors for success
Enter the automotive sector in the CEE countries	▪ Growth sector in CEE ▪ Profitability over the business cycle	▪ New CR & HDG facilities ▪ Significantly higher R&D resources ▪ Own service centers
Increase volume of long & coated products for the construction sector	▪ Capture the natural growth in the domestic markets, sell larger share of production in the natural markets ▪ Better profitability of coated products vs. HR or semis	▪ Additional HDG and CR capacity ▪ Low cost production ▪ Improved customer service
Increase volume of pickled and oiled HR products for machinery & equipment sector	▪ Better profitability vs. black HR	▪ Pickling line capable of processing HR coils from new HR mill
Increase volume of high grade plates and tubes into energy sector	▪ Better profitability due to better demand-supply balance	▪ Product development, technical support ▪ High quality products ▪ Improved logistics
Acquire and build up a distribution network in the CEE countries	▪ Improved capability of serving more demanding or smaller customers ▪ Better market knowledge and control	▪ Acquisitions required

...Mittal Steel technological leadership in developed region...

MITTAL

- Steelmaking
- Continuous casting
- Rolling, Drawing
- Process innovation and Improvement

Process Research

- Chicago (USA)
  - Flat products
- Gandrange (France)
  - Long products

Mittal Steel Research & Development

Product Research

Product Applications

- Long Products (Bars, Wire rod, Drawn wire ....)
- Product development, improvement
- Process innovation and improvement

- Identify, define product needs
- Solicit new applications
- Customer partnership

Ford, Steelcase, NISSAN, Whirlpool, GM, CATERPILLAR, DAIMLERCHRYSLER, TOYOTA, Ball, HermanMiller, Electrolux, HONDA

…And growth investments

MITTAL

Investment	Comments
New Hot Strip Mill: Krakow unit	▪ Increase in production from 2.2 Million MT to 2.4 Million MT ▪ Reduction in media cost and improvement in yield
Continuous casting machine: DG unit	▪ Reduction in variable cost due to elimination of ingot rolling process ▪ Increase in price realization of slabs due to quality improvements
Modernizatio n of Wire rod Mill: Sosnowiec unit	▪ 200,000 MT additional Quality wire rod production ▪ Increase in productivity of billet caster due to change in
New Color Coating line: Swietochlowi ce unit	▪ 100,000 MT additional sales of color coated products instead of HDG products ▪ Variable cost reduction in energy, color and yield improvement

MITTAL EUROPE CAPEX



450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005

Selective downstream integration and Grow distribution in Eastern Europe

MITTAL


Slabs
HR Coil
Cold rolling
Galva. & other finishing
Distrib.
Ostrava
Poland
Galati
Skopje
Current scope
Development plans

Rational

- Additional margin
- Differentiation vs. competitors
- Greater control over the entire supply chain
- Increased market proximity

Improving productivity through best-in-class HR policies...

MITTAL

Manpower Development

- Identify and develop high potential
- Retain current middle managers and key performers in the Organization
- Identify and train two successors for each key position in the Group
- Create a pool of 'globally mobile' managers
- Executive Development Programs with leading Universities
- Integrated Leadership and Development Program

Productivity Improvement

- Achieve EU productivity norms and maintain cost leadership
- Voluntary reduction of staff in a socially responsible manner
- De-layering of hierarchical levels to improve communication and improve efficiency
- Multi skilled and versatile employees increases employability

Compensation and Benefits

- Benchmark compensation
- Performance driven remuneration systems

2006

- Current management development process includes 1,250 Executives Group wide
- 50% of key positions manning to be filled from internal succession
- 160 participants in Exec Development Programs
- 50% of levels 1-4 to undertake development activity

2010

- Management development process to include 2,000 Executives Group wide
- 60% of key positions manning to be filled from internal succession
- 300 participants in Exec Development Programs
- 75% of levels 1-4 to undertake development activity
- Staff level in line with EU productivity norms

Part III

MITTAL

Mittal Steel Kryviy Rih, Ukraine

Case study

Potentially the most profitable steel plant in the World...

MITTAL

The second largest steel plant in Europe...



16
14
12
10
8
6
4
2
0
10 Mt of Crude steel capacity
ThyssenKrupp - Duisburg
Mittal - Kryvorizstal
Riva - Taranto
Arcelor - Dunkerque
Corus - Ijmuiden

...located on an iron deposit...



Kiev
Artem
Kryvorizstal
Novokrivorovsky
Steel plant
Iron ore mine

...benefiting from low energy costs...



400
350
300
250
200
150
100
50
0
(US$/t)
Russia
India
Brazil
Taiwan
China
USA
South Korea
Japan
Labour
Ferrous Raw Material
Other

...and low personnel costs



150
100
50
0
West Europe personnel cost (base 100)
Ukraine personnel cost

…ideally located to leverage emerging market growth

Steel consumption per capita (kg/capita/year)


1000
800
600
400
200
0
3% to 4% per year expected growth for Mittal Steel over the next 5 years
India
Kazakstan
Macedonia
Bosnia
Algeria
South Africa
Ukraine
Romania
Mexico
Poland
Czech Republic
China
USA
Germany
Japan
Taiwan
Korea

Source: IISI - Mittal Steel estimates

Kryviy Rih shipment breakdown


RoW 11%
North Africa 23%
EU 5%
CEE 9%
CIS ex Ukraine 5%
Rest of Africa 9%
Middle East 10%
Ukraine 20%
Gulf States 8%

Kryviy Rih Domestic Market share


100%
80%
60%
40%
20%
0%
Wire rods
Merchant bars
Long products
Rebar
Kryvorizstal
Light sections
Flat products

Mittal Steel Kryviy Rih strategy

MITTAL

MISSION	*Become the most admired steel institution in Ukraine*
VISION	*Become the lowest cost and most profitable steel producer of Europe in flat and long products with high levels of customers- and employees satisfaction and achieving a sustainable high ROIC*
STRATEGY	*Implementing profit oriented marketing* *Repositioning product mix on Flat versus long* *Maximizing industrial potential with adequate investment* *Expanding iron ore production*

Leveraging Mittal Steel Asia & Africa distribution network…

MITTAL



…Investing to maximise industrial potential…

MITTAL

Capacity, production and shipments 2004


Investment in steel making and flat casting
Iron Ore
Sintering Plant
Coke Oven
Coal
Rolling Mills
Billet Mills
Bars & Rebar
Sections
Wire Rod
Billets

Upstream

Downstream

Customer

…and to expand iron ore production and raw materials self-sufficiency

MITTAL

Iron ore expansion* (mt)


30
25
20
15
10
5
0
+54%
2004
2010

*prior to concentration

Coke expansion (mt)


3.5
3
2.5
2
1.5
1
0.5
0
+14%
2004
2010

MITTAL

Potential synergies between Arcelor and Mittal Steel Europe

Benefits from business combination

MITTAL

Mittal Steel

- Cheap slabs from Mittal Steel Kryviy Rih
- High level of self sufficiency in raw materials

- Leadership in **Eastern Europe**
- Low value products (Duplicate investments can be avoided)

Mittal Steel & Arcelor

Upstream integration → European production footprint → Downstream integration

- Procurement benefits
- Shared R&D

Arcelor

- Leadership in **Western Europe**
- High value-end products
- Good sales force

- Developed downstream operations (Steel Service Centres and stockists)

Mittal Steel and Arcelor in wire rods and bars

MITTAL



EUROPE
Mittal Steel / Arcelor
Integrated sites (EAF)
Hot rolling only
Mainly bars
Mainly wire rod
Ruhrort (2,9 million tonnes - billets)
Hamburg
Warsaw
Hochfeld
Dabrowa/ Sosnowiec
Rodange
Krivoy Rog
Schifflange
Ostrava
Belval
Gandrange
Gijon
Zumarraga
Zaragoza
Hunedoara
Zenica

Source: Steel Fact Book 2004, industry expert

Potential synergies between Arcelor Europe and Mittal Steel USA

MITTAL

- Revenue and margin enhancement through global value proposition for large OEMs
  - Unprecedented dialogue with automotive sector etc.
  - Volume gain and supply-chain partnership
- Scale economies in R&D
  - World leadership across many product categories
  - Amortization of expenditure across substantial volumes
- Cash-flow improvement through elimination of redundant investment programs
- Cost reduction through sharing of best practices for value-added products
- Revenue enhancement through cross-selling opportunities (e.g., MS USA ultra-high strength steels, Arcelor 409 stainless)

Part V

MITTAL

Conclusion

Mittal Steel Europe

MITTAL

- Presence in high-growth regions of CEE
- Motivated and skilled employees
- Strong in high value-added long products
- Technology support from Mittal Steel Americas to balance the portfolio towards flat products
- Strong assets, with more than adequate internal cash generation to support both sustaining and strategic investments
- Outstanding profit-improvement and growth potential
- Transformational synergies with Arcelor